                 AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT
                          DATED AS OF NOVEMBER 3, 2008

          WHEREAS, FAF Advisors, Inc. (the "Advisor") acts as the Investment Advisor for International Fund (the "Fund"), a series of First American Investment Funds, Inc. ("FAIF"), pursuant to an investment advisory agreement between the Advisor and FAIF; and

          WHEREAS, the Advisor is responsible for the day-to-day management of the Fund and for the coordination of the investment of the Fund's assets in portfolio securities; and

          WHEREAS, specific portfolio purchases and sales for all or a portion of the Fund's assets may be made by one or more sub-advisors selected and appointed by the Advisor, subject to the pre-approval of the Board of Directors of FAIF (the "Board") and, to the extent required under Section 15(a) of the Investment Company Act of 1940 (the "1940 Act") and any rules thereunder, the approval of the Fund's shareholders; and

          WHEREAS, Altrinsic Global Advisors, LLC (the "Sub-Advisor") currently acts as a sub-advisor for International Select Fund, a series of FAIF, pursuant to an Investment Sub-Advisory Agreement dated November 27, 2006 between the Advisor and the Sub-Advisor (the "Sub-Advisory Agreement"); and

          WHEREAS, the Sub-Advisor provides to International Select Fund the services described in Section 2 of the Sub-Advisory Agreement and the Board has determined that it would be in the best interests of the Fund and its shareholders to have the Sub-Advisor provide such services to the Fund; and

          WHEREAS, the Fund's shareholders have approved the Sub-Advisor's provision of such services to the Fund; and

          WHEREAS, the Sub-Advisor is willing to provide such services upon the terms and conditions set forth herein.

          NOW, THEREFORE, the Advisor and Sub-Advisor, intending to be legally bound, agree as follows:

     1. The Sub-Advisory Agreement is hereby amended to appoint the Sub-Advisor as investment sub-advisor for that portion of the assets of the Fund that the Advisor determines to allocate to the Sub-Advisor from time to time.

     2. All references to "Fund" in the Sub-Advisory Agreement shall be deemed to apply to International Fund and International Select Fund, either individually or collectively, as the context requires.

     3. All references to "Sub-Advisory Portfolio" in the Sub-Advisory Agreement shall be deemed to refer to that portion of International Fund's assets managed by the Sub-Advisor and that portion of International Select Fund's assets managed by the Sub-Advisor, either individually or collectively, as the context requires.

     4. Schedule A to the Sub-Advisory Agreement is replaced in its entirety with the following:

                                   SCHEDULE A

               Pursuant to Section 7, the Advisor shall pay the Sub-Advisor compensation for services rendered to the Funds, calculated daily and paid monthly, at the annual rates set forth in the following table. Such rates are based on the aggregate average daily net assets of the Sub-Advisory Portfolios.

AGGREGATE ASSETS OF
SUB-ADVISORY PORTFOLIOS   FEE PER ANNUM
-----------------------   -------------
First $150 million            0.45%
Next $350 million             0.37%
Over $500 million             0.35%

     5. All other terms and conditions of the Sub-Advisory Agreement shall continue in full force and effect.

          IN WITNESS WHEREOF, the Advisor and Sub-Advisor have caused this instrument to be executed as of the date first above written by their duly authorized officers.

FAF ADVISORS, INC.                      ALTRINSIC GLOBAL ADVISORS, LLC


By: /s/ Joseph M. Ulrey, III            By: /s/ John D. Hock
    ---------------------------------       ------------------------------------
Name: Joseph M. Ulrey, III              Name: John D. Hock
Title: Chief Financial Officer          Title: Managing Member